# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Orion Energy Systems, Inc., CIK 0001409375
CUSIP: 686275108
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2210 Woodland Drive, Manitowoc, Wisconsin (WI), 54220
Date of event which requires filing of this statement: 03/03/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001062993-16-007145
Filed by CIK 0001342857

## Reporting persons
- North Star Investment Management Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 265,000; shared voting power 218,052; sole dispositive power 265,000; shared dispositive power 218,052; aggregate amount beneficially owned 483,052 (13.72% of the class)

## Item 1. Issuer
Name of issuer: Orion Energy Systems, Inc.
Address of issuer's principal executive offices: 2210 Woodland Drive, Manitowoc, WISCONSIN 54220

## Item 2. Person Filing
Name of person filing: North Star Investment Management Corporation
Address of principal business office or, if none, residence:
20 N. Wacker Drive, Suite 1416
Chicago, IL 600606
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 483,052
Percent of class: 13.72
Sole power to vote or to direct the vote: 265,000
Shared power to vote or to direct the vote: 218,052
Sole power to dispose or to direct the disposition: 265,000
Shared power to dispose or to direct the disposition: 218,052

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- North Star Investment Management Corporation: /s/ Andrew Eisenberg, Chief Compliance Officer (03/03/2026)